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SEC Mail Processing Section
FEB 27 2015
Washington DC 404

SEC FILE NUMBER
8- 34261

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Excel Securities Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 CANAL VIEW BLVD.
(No. and Street)

ROCHESTER	NY	14623
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOSEPH LANZISERA 585-424-1234
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DAVIE KAPLAN, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

1000 FIRST FEDERAL PLAZA	ROCHESTER	NY	14614
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/10

OATH OR AFFIRMATION

I, JOSEPH LANZISERA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EXCEL SECURITIES & ASSOCIATES, INC., as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

PRESIDENT

Title

CHRISTINE LANZISERA
Notary Public, State of New York
Monroe County, #01LA6133849
Commission expires 9/19/17

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAVIE KAPLAN
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholders
Excel Securities & Associates, Inc.

We have audited the accompanying financial statements of Excel Securities & Associates, Inc., which comprise the statement of financial condition as of December 31, 2014 and the related statements of operations, cash flows and change in equity capital for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Davie Kaplan, CPA, P.C.
1000 First Federal Plaza · Rochester, New York 14614
Tel: 585-454-4161 · Fax: 585-454-2573 · www.daviekaplan.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Excel Securities & Associates, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Davie Kaplan, CPA, P.C.

February 26, 2015

EXCEL SECURITIES & ASSOCIATES, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2014

ASSETS

Current assets:		
Cash and cash equivalents	$	434,769
Commissions receivable	$	90,000
Loan Receivable		16,250
		541,019
Securities Owned (At Market Value):		
Marketable Securities		116,873
Property and equipment:		
Furniture and office equipment		524,375
Less: Accumulated depreciation		435,469
		88,906
Other assets:		
Prepaid expenses		12,683
Shareholder Loan		26,000
		38,683
	$	785,481

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:		
Note payable	$	25,000
Accounts Payable		28,877
Accrued Expenses		258,429
		312,306
Long-term liabilities:		
Deferred tax liability		3,600
Total Liabilities		315,906
Stockholders' equity:		
Capital Stock		105,823
Paid in Capital		91,600
Retained earnings		272,152
Total Equity		469,575
Total	$	785,481

The accompanying notes to the financial statements are an integral part of this statement.

EXCEL SECURITIES & ASSOCIATES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014

Revenues	
Commissions	$ 2,268,759
Investment advisory fees	2,217,575
Other income	103,735
	4,590,069
Expenses	
Officer's compensation	261,738
Employee compensation and benefits	900,604
Commissions paid to other broker dealers	2,543,105
Rent and Occupancy Expense	87,506
Regulatory fees	56,366
Depreciation	22,400
All Other Expenses	706,676
	4,578,395
Income before provision for income taxes	11,674
Provision for income taxes	5,408
Net income	$ 6,266

The accompanying notes to the financial statements are an integral part of this statement.

EXCEL SECURITIES & ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

Cash flows from operating activities	
Net income	$ 6,266
Non-Cash Expense or (Income)	
Depreciation and Amortization	22,400
Net Gains from Investments in Marketable Securities	(3,397)
Deferred Tax Liability	(2,700)
Increase (decrease) in Cash Resulting from Changes in the following Operations	
Commissions receivable	(6,250)
Prepaid expenses	(10,206)
Accounts payable	499
Accrued expenses	56,495
Accrued income taxes	(10,109)
	52,998
Cash flows from investing activities	
Purchases of property and equipment	-
Purchases of securities	(24,887)
Proceeds from sale of securities	35,376
	10,489
Net decrease in cash and cash equivalents	63,487
Cash and cash equivalents, beginning	371,282
Cash and cash equivalents, ending	$ 434,769
Supplemental disclosures	
Interest paid	$ -
Income taxes paid	$ 18,217

The accompanying notes to the financial statements are an integral part of this statement.

EXCEL SECURITIES & ASSOCIATES, INC.
STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2013	$ 105,823	$ 91,600	$ 265,886	$ 463,309
Net income	-	-	6,266	6,266
Balance, December 31, 2014	$ 105,823	$ 91,600	$ 272,152	$ 469,575

The accompanying notes to the financial statements are an integral part of this statement.

EXCEL SECURITIES & ASSOCIATES, INC.

Notes to the Financial Statements
December 31, 2014

1. SIGNIFICANT ACCOUNTING POLICIES AND OTHER INFORMATION

Excel Securities (the Company) was formed as a sole proprietorship by Mr. Joseph Lanzisera in November 1985. In January 1998 the business was incorporated as Excel Securities & Associates, Inc. The Company is a registered broker dealer with the SEC, catering to individual Investors, investment managers and advisory professionals. The Company is a member of the FINRA and SIPC.

The following is a brief description of the accounting policies employed by Excel Securities & Associates, Inc.

The financial statements and books are kept on the accrual basis of accounting.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue is derived from commissions received from security transactions made on behalf of customers with security firms and various mutual funds. The Company does not carry customer's accounts, nor holds securities for customers. Revenue is also derived from account supervision and from advisory and administration fees.

Deferred taxes or tax benefits are provided on temporary differences arising from assets and liabilities whose bases are different for financial reporting and income tax purposes. The Company evaluates income tax positions for uncertainty to determine any tax positions that may not be fully sustained upon examination by taxing authorities, despite the belief that the underlying tax positions are fully supportable. Tax positions are reviewed on an ongoing basis and are analyzed in light of changing facts and circumstances, including progress of tax audits, developments in case law, and closing of statute of limitations. Management has determined that the Company has no uncertain tax positions.

The Company utilizes Financial Accounting Standards Board (FASB) Accounting Standards codification (ASC) Topic 740,"Income Taxes". Under this accounting method, income taxes are provided for the tax effects of transactions reported in the financial statements. They consist of taxes currently due plus deferred taxes related primarily to accelerated tax deprecation and unrealized gain or loss from securities. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Certain securities held by the firm are carried at market values and gains or losses from these securities are reported on a mark-to-market basis.

The Company evaluates events occurring between the end of the most recent calendar year and February 26, 2015, the date the financial statements were available to be issued.

Cash

The cash balances are held in one commercial bank and in interest bearing accounts with one security firm which includes a required reserve of $50,000.

Property and Equipment

The firm's furniture and office equipment is stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets which range from five to sixteen years.

Advertising

Advertising costs are charged to operations when incurred.

Concentration of Credit Risk

The Company maintains deposits at financial institutions which may, at times, exceed the federally insured amount.

Management Review of Marketable Securities

Certain securities held by the Company are carried at market value and gains or losses from the securities are reported on a mark-to-market basis.

The Company adopted FASB ASC Topic 820,"Fair Value Measurements and Disclosures", as it applies to financial assets and liabilities on January 1, 2008. FASB ASC Topic 820 includes a fair value hierarchy that is intended to increase consistency and comparability in fair value measurements and related disclosures. The fair value hierarchy is based on inputs to valuation techniques that are used to measure fair value that are either observable or unobservable.

Observable inputs reflect assumptions market participants would use in pricing an asset or liability based on market data obtained from independent sources while unobservable inputs reflect a reporting entity's pricing based upon their own market assumptions. The fair value hierarchy consists of the following three levels:

Level 1: Inputs are quoted prices in active markets for identical assets or liabilities.
Level 2: Inputs are quoted prices for similar assets in markets that are not active, inputs other than quoted prices that are observable and market corroborated inputs which are derived principally from or corroborated by observable market data.
Level 3: Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are observable.

2. COMMITMENT AND CONTINGENCIES

Operating Lease

The Company leases its office space under a non-cancelable lease expiring in March 2016. Monthly lease payments are $4,599. The Company is responsible for common area maintenance charges and real estate taxes. Future minimum lease payments total $55,188 for the year 2015 and $13,797 for the year 2016.

3. INCOME TAXES

Deferred income taxes consisted of the following:

Deferred Tax Asset	$ 18,500
Deferred Tax Liability	(22,100)
Net	$ (3,600)

Income taxes are comprised of the following:

Current:	
Federal	$ 7,193
State	915
Total	8,108
Deferred:	
Federal	(2,000)
State	(700)
Total	(2,700)
Net	$ 5,408

The Company is subject to US federal income tax as well as income tax in the states of New York and Florida. Returns filed in these jurisdictions for tax years ended on or after December 31, 2011 are subject to examination by authorities.

4. RELATED PARTY TRANSACTIONS

Through December 31, 2014 the sole shareholder had made an interest free cash loan of $26,000. A related party owes the Company $16,250 at December 31, 2014, which is unsecured and non-Interest bearing.

5. COMMON STOCK

The Company has 1,000 shares of Class A voting stock authorized, issued and outstanding. The Company also has 1,000 shares of Class B nonvoting stock with 990 shares issued and Outstanding.

6. NOTE PAYABLE

The Company has a note payable in the amount of $25,000 to one of its independent representatives. The note payable is secured by $25,000 of the required reserve at a security Firm.

7. ADVERTISING EXPENSE

Advertising expense for the year ended December 31, 2014 was $11,852.

8. MARKETABLE SECURITIES

The Company's level 1 asset measured at fair value on a recurring basis as of December 31, 2014, respectively, consisted of:

Mutual funds and common stocks	$ 116,873

9. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness changes from day to day. At December 31, 2014 the Company's net capital amounted to approximately $304,000, which was in excess of its required net capital of $50,000. At December 31, 2014 the Company's ratio of aggregate indebtedness to net capital was 1.03 to 1.00

DAVIE KAPLAN
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Board of Directors and Stockholders
Excel Securities & Associates, Inc.

We have audited the financial statements of Excel Securities & Associates, Inc. as of and for the year ended December 31, 2014, and have issued our report thereon dated February 26, 2015, which contained an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the supplemental schedule, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the supplemental schedule has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

Davie Kaplan, CPA, P.C.

February 26, 2015

Davie Kaplan, CPA, P.C.
1000 First Federal Plaza · Rochester, New York 14614
Tel: 585-454-4161 · Fax: 585-454-2573 · www.daviekaplan.com

EXCEL SECURITIES & ASSOCIATES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
For the Year Ended December 31, 2014

Stockholders' equity	$ 469,575
Subordinated notes payable	-
	469,575
Nonallowable assets	
Deposit accounts	3,766
Prepaid expenses	12,683
Net property and equipment	88,906
Related party receivable	16,250
Shareholder loan receivable	26,000
	147,605
Net capital before haircuts on security positions	321,970
Haircuts on proprietary security positions	17,531
Net capital	304,439
Minimum net capital requirement	50,000
Excess net capital	$ 254,439
Ratio of aggregate indebtedness to net capital	1.03 to 1
Minimum net capital requirement	
Aggregate indebtedness	$ 312,306
6-2/3% of aggregate indebtedness	$ 20,820
Statutory minimum net capital requirement	$ 50,000
Minimum net capital requirement (greater of 6-2/3% of AI or statutory minimum)	$ 50,000

Reconciliation of net capital

The above computation of net capital pursuant to SEC Rule 15c3-1 does not materially differ from the computation as of December 31, 2014, included in the Company's unaudited Form X17a-5, Part IIA.

EXCEL SECURITIES & ASSOCIATES, INC.
OTHER INFORMATION
December 31, 2014

Computation for determination of reserve requirements

The Company operates under the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3.

Information relating to possession or control requirements

The Company has complied with the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2014.

DAVIE KAPLAN
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Excel Securities & Associates, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Excel Securities & Associates, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3(2)(ii) and (2) Excel Securities & Associates, Inc. stated that Excel Securities & Associates, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Excel Securities & Associates, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Excel Securities & Associates, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Davie Kaplan, CPA, P.C.

February 26, 2015

Davie Kaplan, CPA, P.C.
1000 First Federal Plaza · Rochester, New York 14614
Tel: 585-454-4161 · Fax: 585-454-2573 · www.daviekaplan.com

EXCEL SECURITIES
& ASSOCIATES, INC.
200 CANAL VIEW BLVD. - STE.204 - ROCHESTER, NY 14623 PHONE (585) 424-1234 (800) 323-3746 FAX (585) 424-1247

Excel Securities & Associates, Inc. Exemption Report

Excel Securities & Associates, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Excel Securities & Associates, Inc.

I, Joseph Lanuscra, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]
Title: President & CEO
February 26, 2015

DAVIE KAPLAN
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REPORT
ON APPLYING AGREED-UPON PROCEDURES
RELATED TO SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
Excel Securities & Associates

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Excel Securities & Associates and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Excel Securities & Associates's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Excel Securities & Associates's management is responsible for the Excel Securities & Associates's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

Davie Kaplan, CPA, P.C.
1000 First Federal Plaza · Rochester, New York 14614
Tel: 585-454-4161 · Fax: 585-454-2573 · www.daviekaplan.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Davie Kaplan, CPA, P.C.

February 26, 2015